FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of           May                                  2005
                           --------------------------           ----------
Commission File Number     000-23464
                           --------------------------

                                Hummingbird Ltd.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

               1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

         Form 20-F                          Form 40-F        X
                    ----------------                  ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                No         X
             ------------------                ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                 DOCUMENT INDEX



Document                                                               Page No.
--------                                                               --------

   1.    News Release dated May 2, 2005 ("AUSTRALIAN STATE OF              4
         QUEENSLAND STANDARDIZES ON HUMMINGBIRD ENTERPRISE CONTENT
         MANAGEMENT SYSTEM")
   2.    News Release dated May 3, 2005 ("HUMMINGBIRD ENTERPRISE(TM)       7
         FOR LEGAL DELIVERS THE 7 INDUSTRY'S ONLY TRUE END-TO-END
         MATTER LIEFECYCLE MANAGEMENT SOLUTION")
         -------------------------------------------------------------
   3.    News Release dated May 4, 2005 ("SQUIRE, SANDERS & DEMPSEY        10
         UPGRADE TO HUMMINGBIRD ENTERPRISE(TM) FOR LEGAL TO DELIVER END-TO-END MATTER LIFECYCLE MANAGEMENT")
   4.    News Release dated May 4, 2005 ("HUMMINGBIRD AND OMTOOL           13
         ANNOUNCE ACCUROUTE(R) INTEGRATION WITH LEGALKEY(R)
         RECORDS MANAGEMENT(TM)")
   5.    News Release dated May 16, 2005 ("HUMMINGBIRD CONNECTIVITY(TM)    17
         2006 TO SUPPORT NEW X64 ARCHITECTURE")
   6.    News Release dated May 17, 2005 ("HUMMINGBIRD ANNOUNCES THE       20
         RELEASE OF LEGALKEY(R) CONFLICTS MANAGEMENT(TM) VERSION 4.0")
   7.    News Release dated May 24, 2005 ("STEPHENSON HARWOOD MAKES        24
         THE MOVE TO HUMMINGBIRD ENTERPRISE(TM) FOR LEGAL TO SUPPORT
         GLOBAL OPERATIONS")
   8.    News Release dated May 25, 2005 ("LONDON DEVELOPMENT AGENCY       27
         TO IMPLEMENT HUMMINGBIRD ENTERPRISE(TM) TO ENSURE COMPLIANCE
         WITH FOI ACT")
   9.    News Release dated May 30, 2005 ("LEADING HONG KONG BASED         30
         LAW FIRM JOHNSON STOKES &  MASTER SELECT HUMMINGBIRD
         ENTERPRISE(TM) FOR END-TO-END MATTER LIFECYCLE MANAGEMENT")
   10.   News Release dated May 31, 2005 ("DRINKER BIDDLE IMPROVES         33
         INFORMATION FLOW WITH LEGALKEY(R) PRACTICE SUPPORT SOLUTIONS")

                                                                     Document 1

[GRAPHIC OMITTED]
Hummingbird(R)


           Australian State of Queensland Standardizes on Hummingbird
                      Enterprise Content Management System
   Hummingbird to provide electronic document and records management software for a whole-of-government approach

Toronto - May 2, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that the Australian State of Queensland has selected Hummingbird Enterprise(TM) to support its whole-of-government Electronic Document and Records Management System (eDRMS) across Queensland State Government operations.

The whole-of-government approach enables the standardization of business processes and improves consistency in the management of information. The eDRMS system will facilitate state government agency compliance with regulatory requirements for records management.

In July 2003, the Queensland State Government adopted a shared services business model, which aligned all government agencies into clusters to create five Shared Service Providers (SSPs). The eDRMS is a key element of the State's Shared Service Initiative. The initiative provides common information management solutions for government departments and centralized support functions, including finance, human resources, technology and property and facilities management. The eDRMS will also be made available to Statutory Authorities and Government Owned Corporations (GOCs).

Hummingbird, and strategic business partner LogicaCMG, will leverage their knowledge and expertise in government deployments for fully compliant document and records management technologies, to implement the eDRMS system. Application functionality, proven ease of use and a track record in large and complex installations, including the Canadian Federal government RDIMS Shared Services initiative, makes Hummingbird Enterprise the ideal fit for the State of Queensland.

"LogicaCMG is very proud to be partnering with Hummingbird for this project. As a product independent IT partner, LogicaCMG is uniquely positioned to align its industry expertise with the best technology to deliver tailored solutions to clients," said Colin Holgate, CEO, LogicaCMG in Australia. "Our approach to the Queensland State Government solution was to optimize technology fit, change, acceptance and flexibility as key themes to ensure a successful implementation in time and budget."

The State of Queensland conducted a detailed review of potential partners before selecting LogicaCMG and Hummingbird, which included a request for information about functionality, a three month proof of concept and acceptance trial process by multiple agency users and in-depth performance testing and platform configurations.

"Today's announcement offers further proof of Hummingbird's leadership in the government sector globally," said Barry Litwin, President and CEO, Hummingbird Ltd. "As a leading provider of enterprise content management solutions, Hummingbird's product and expertise is relied upon throughout federal, state and provincial and local governments worldwide."

About LogicaCMG
---------------
LogicaCMG is a major international force in IT services and wireless telecoms. It provides management and IT consultancy, systems integration and outsourcing services to clients across diverse markets including telecoms, financial services, energy and utilities, industry, distribution and transport and the public sector. Formed in December 2002, through the merger of Logica and CMG, the company employs around 20,000 staff in offices across 34 countries and has nearly 40 years of experience in IT services. Headquartered in Europe, LogicaCMG is listed on both the London and Amsterdam stock exchanges (LSE: LOG;
Euronext: LOG). More information is available from www.logicacmg.com.

About Hummingbird Enterprise(TM)
--------------------------------
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organisations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost-effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Hummingbird's enterprise content management
(ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

For further information, please contact:

Dan Coombes                            Michele Stevenson
Director, Investor Relations           Senior Manager, Corporate Communications
Hummingbird Ltd.                       Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359            Tel: 416-496-2200 ext. 2623
dan.coombes@hummingbird.com            michele.stevenson@hummingbird.com


Hummingbird Australia Contacts:
-------------------------------
Natasha David                                       Jo Balfour
Alliances & Marketing Manager                       Account Director
Hummingbird Australia                               Lewis PR
E-mail: natasha.david@hummingbird.com               E-mail: joanneb@lewispr.com
T: 61 2 9409 2221                                   T: 61 2 9901 4235

                                                                     Document 2

[GRAPHIC OMITTED]
Hummingbird(R)


     Hummingbird Enterprise(TM) for Legal Delivers the Industry's Only True
                End-to-End Matter Lifecycle Management Solution
      LegalKEY(R) Founder, Yuri Frayman to lead Hummingbird Legal Vertical
           Solutions with a focus on providing single source support
                 for LegalKEY and Hummingbird Legal customers

Toronto - May 3, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that its end-to-end matter lifecycle management solution remains the leading choice in the legal industry and is deployed at some of the world's largest law practices and professional services organizations. Hummingbird Enterprise(TM) for Legal enables law firms to better serve their clients while providing fee-earners with products that work the way they do. IT departments benefit from the flexible architecture designed for high availability, scalability and performance at the lowest total cost of ownership.

Hummingbird's end-to-end matter lifecycle management solutions have been adopted by 74% of the AmLaw 50 law firms and 70% of the AmLaw 100 law firms, including the largest firm in the world. According to the International Legal Technology Association's 2004 Technology Survey, Hummingbird Enterprise(TM) DM leads in market share for document management software and LegalKEY(R) is the leader in records management solutions for the world's largest law firms.

Yuri Frayman, Founder of LegalKEY Technologies, was recently named Vice President of Legal Vertical Solutions, reporting directly to Barry Litwin, President and CEO of Hummingbird. In his extended role, Mr. Frayman is responsible for worldwide legal vertical sales and operations.

Hummingbird acquired LegalKEY Technologies in March 2003. LegalKEY has a stellar reputation for its domain expertise in the delivery of integrated practice support applications for law firms and professional services organizations, with a prestigious list of customers that include top grossing law firms in the US, Canada, the UK and throughout Europe. Its suite of applications encompasses Automated Client/Matter Intake, Conflict Resolution, Docketing/ Calendaring, and Records Management.

Hummingbird Legal Vertical Solutions deliver unrivalled value to legal customers looking to manage both electronic and physical information related to a client/matter file from a single integrated system. LegalKEY Practice Support Solutions complement Hummingbird Enterprise to provide users with an integrated suite for complete lifecycle management of documents, knowledge repositories, digital and paper records, and client and matter information.

"The integration of Hummingbird Enterprise and LegalKEY technologies and best practices is extremely beneficial for the legal sector and strengthens our position within the legal market. Today's announcement is further proof of Hummingbird's commitment to meet the ever-increasing needs of our clients in the legal and professional practice sectors around the world," said Barry Litwin. "As Founder and President of LegalKEY, Yuri Frayman is well known in the global legal community and recognized as a visionary in identifying new technology and market trends. I am confident that Yuri's customer-centric approach to business and extensive legal domain expertise will help further improve our Legal Vertical Solutions business.

"We are committed to servicing our LegalKEY customers and will continue to invest in the product line while we work to enhance and extend the LegalKEY integration with Hummingbird Enterprise including integration with the innovative, Hummingbird Enterprise Client for Microsoft Outlook, available in our next release. By providing a single point of service to our global customers, we will help them to realize improved operational efficiencies with a lower total cost of ownership," added Litwin.

Hummingbird has a proven track record of successfully serving the world's largest law firms. Leading law firms worldwide that have selected the Hummingbird unified platform include the largest grossing law firms in the UK, Canada, US and Australia as well as major law firms across Continental Europe and Asia. The number one law firms in the UK, Austria, Denmark, Portugal, Israel, Norway and Turkey all rely on Hummingbird software. In addition, seven out of the top ten law firms in Canada; three of the top five law firms in the UK; the top three law firms in Italy and five of the top ten; the top two law firms in Sweden; and four of the top five law firms in Norway, all use Hummingbird software.

"Hummingbird's product development processes are market driven and customer focused. With regular customer consultations, we have gained an in-depth understanding of the challenges and opportunities facing our global users in their daily business," said Yuri Frayman, Vice President, Legal Vertical Solutions, Hummingbird Ltd. "The continued evolution of our products and solutions result from our customers' needs and priorities. Our commitment to consistently meet the needs of our clients today, as well as predicting and preparing for the needs they will have tomorrow, is the reason why Hummingbird is the leading choice in the legal industry."

Hummingbird recently signed a number of major global contracts including one with international law firm Squire, Sanders & Dempsey L.L.P. to provide the firm's 1,500 lawyers and legal staff with an integrated e-mail, document and records management solution to provide a true end-to-end matter lifecycle management solution.

About Hummingbird Enterprise(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About LegalKEY(R) Practice Support Solutions

LegalKEY Practice Support Solutions were developed to improve the way that information flows and is utilized in law firms. The solutions are designed to complement a law firm's existing technologies and business practices, thereby enabling the firm to bill faster, mitigate risks, streamline processes, improve efficiency and become better organized.

The LegalKEY product suite includes Records Management(TM), Conflicts Management(TM), New Business Intake(TM) and Critical Dates Management(TM) - all fully integrated to enable consistent creation, use and maintenance of client/matter information. Additionally, the LegalKEY suite integrates with leading e-mail, imaging, time and billing, case management and document management systems including Hummingbird Enterprise(TM) DM.


About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Hummingbird's enterprise content management
(ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com


For further information, please contact:

Dan Coombes                            Michele Stevenson
Director, Investor Relations           Senior Manager, Corporate Communications
Hummingbird Ltd.                       Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359            Tel: 416-496-2200 ext. 2623
dan.coombes@hummingbird.com            michele.stevenson@hummingbird.com

                                                                     Document 3

[GRAPHIC OMITTED]
Hummingbird(R)


  Squire, Sanders & Dempsey Upgrade to Hummingbird Enterprise(TM) for Legal to
                 Deliver End-to-End Matter Lifecycle Management
  Global law firm selects Hummingbird integrated e-mail, document and records management system to simplify day-to-day knowledge management activities of practitioners

Toronto - May 4, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that global law firm Squire, Sanders & Dempsey L.L.P. has selected Hummingbird Enterprise(TM) for Legal to provide the firm's 1,500 lawyers and legal staff with an advanced content and knowledge management platform for end-to-end matter lifecycle management. The Hummingbird matter-centric solution will enable the firm to leverage its intellectual assets and collective expertise by offering legal teams an easy way to store, manage and share content and information amongst practice areas and with clients.

With 26 offices worldwide, Squire Sanders has a global client base that encompasses both public and private sectors. A Hummingbird customer for more than eight years, the firm will upgrade from the two-tier client/server DOCS Open(R) environment to the multi-tiered architecture of Hummingbird Enterprise, offering its staff new functionality for advanced document management, e-mail management, collaboration and knowledge discovery.

"We selected Hummingbird Enterprise for Legal to help us integrate related workflows, streamline the matter lifecycle management process, and simplify the lawyer interface. By making it easy to organize, manage and share work product and related information, our lawyers are able to devote their full attention to our clients' legal service needs," said George Gazdick, Chief Information Officer, Squire, Sanders, & Dempsey L.L.P. "With Hummingbird Enterprise, the firm's legal services teams will have a common workflow from the point of initial inquiry to the point at which a matter is closed. We also expect to significantly improve our ability to leverage the firm's institutional experience and expertise across practice areas, geographies and time zones."

Hummingbird Enterprise provides practitioners with seamless access to all information related to a matter from within the familiar Outlook environment, a Web browser or Windows Explorer. Using the client and matter-centric view, lawyers can keep better track of all matters related to a client, improving client service and enabling faster, more efficient and secure access to firm know-how and best practices.

Squire Sanders plans to replace its existing records management system with LegalKEY Records Management(TM), the RM component of LegalKEY(R) Practice Support, which delivers unrivalled value to legal customers looking to manage both physical and electronic records from a single system. Legal teams will be able to find information anywhere within the firm, across any application, streamlining the matter lifecycle management process. LegalKEY Conflicts Management(TM) and New Business Intake(TM) will also be implemented at the firm to further streamline business processes, improve cash flow, reduce the risk of accepting conflicting business, and speed up the new business intake approval process.

"It is critical for us to be able to systematically apply common rules and processes to the full complement of electronic and paper-based documents and records. Hummingbird Enterprise for Legal provides the flexibility we need to define firm specific workflows, and extend our content management reach to currently unstructured data repositories, like e-mail. The team collaboration related modules will also allow us to extend secure access services, beyond those currently offered, to our clients and business partners," said Gazdick.

"One of our main objectives is to deliver a global matter-centric environment through a natural and user-friendly interface. We believe Hummingbird's integration with Microsoft Outlook and standard Web interfaces will allow us to achieve that objective. After an extensive assessment of leading products and vendors, we chose to strengthen our strategic alliance with Hummingbird because we share their vision of a simplified and unified platform," added Gazdick.

"Hummingbird Enterprise for Legal delivers a rich platform that meets the needs of law firms with maturing document management requirements, adding new Webtop, knowledge management, and records management tools with a consistent user interface and a secure, scalable architecture," said Yuri Frayman, Vice President, Legal Vertical Solutions, Hummingbird Ltd. "Hummingbird's comprehensive and seamlessly integrated solution has a proven track record for delivering rapid returns on investment that will surely help Squire Sanders maintain its competitive edge in the global marketplace."

About Squire Sanders & Dempsey L.L.P.

Founded in 1890, Squire, Sanders & Dempsey L.L.P. is one of the largest international law firms with approximately 700 lawyers serving clients throughout the world. The firm's offices in the Americas are in Cincinnati, Cleveland, Columbus, Houston, Los Angeles, Miami, New York, Palo Alto, Phoenix, Rio de Janeiro, San Francisco, Tampa, Tysons Corner and Washington DC. In Europe, offices are in Bratislava, Brussels, Budapest, London, Madrid, Milan, Moscow and Prague. In Asia, offices are in Beijing, Hong Kong, Shanghai and Tokyo. The firm also has associated offices in Bucharest, Dublin and Kyiv. For more information, visit: www.ssd.com.

About Hummingbird Enterprise(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About LegalKEY(R) Practice Support Solutions

LegalKEY Practice Support solutions were developed to improve the way that information flows and is utilized in law firms. The solutions are designed to complement a law firm's existing technologies and business practices, thereby enabling the firm to bill faster, mitigate risks, streamline processes, improve efficiency and become better organized.

The LegalKEY Practice Support suite includes Records Management(TM), Conflicts Management(TM), New Business Intake(TM) and Critical Dates Management(TM) - all fully integrated to enable consistent creation, use and maintenance of client/matter information. Additionally, the LegalKEY suite integrates with leading e-mail, imaging, time and billing, case management and document management systems including Hummingbird Enterprise(TM).

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Hummingbird's enterprise content management
(ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com


For further information, please contact:

Dan Coombes                            Michele Stevenson
Director, Investor Relations           Senior Manager, Corporate Communications
Hummingbird Ltd.                       Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359            Tel: 416-496-2200 ext. 2623
dan.coombes@hummingbird.com            michele.stevenson@hummingbird.com

                                                                     Document 4

[GRAPHIC OMITTED]
Hummingbird(R)


   Hummingbird and Omtool Announce AccuRoute(R) Integration with LegalKEY(R)
                             Records Management(TM)
    Integrated technologies enable law firms to seamlessly scan and import hardcopy documents into LegalKEY Records Management system for easy access and manageability throughout the document lifecycle

Toronto - May 4, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, and Omtool, Ltd. (NASDAQ: OMTL), a leading provider of electronic business document exchange systems and software, today announced the completed integration of Omtool AccuRoute(R) to LegalKEY(R) Records Management(TM). The integrated offering enables customers to scan and import hardcopy documents into the LegalKEY Records Management system, ensuring attorneys and legal workgroups can deliver and control paper documents in electronic form. Users will have the capability to archive, track, secure, digitally sign and print these documents - all from the end-user desktop - using either the AccuRoute client or the LegalKEY Attorney Desktop Web-based interface.

Omtool AccuRoute enables businesses to incorporate electronic and paper documents into an integrated communications system that is efficient and cost-effective. Leveraging the integration between LegalKEY and AccuRoute, users can scan paper documents using devices such as a digital copier or multi-function peripherals (MFPs) and import them as file attachments to records in the LegalKEY database in much the same way that electronic documents can be attached to LegalKEY records. This enables users to access and manage all critical business documents - electronic and paper-based - in the LegalKEY system.

LegalKEY Records Management, a core component of LegalKEY(R) Practice Support Solutions, provides law firms with a single interface for the comprehensive management of all electronic and physical information related to a client/matter file, regardless of source of origin or media type. It is designed to help law firms minimize risk and to accommodate multi-tiered retention and destruction policies and risk management protocols. Records professionals can perform full-text indexing on all electronic documents, e-mails and attachments, and document images to provide for the most precise searches possible, making it easy for staff to request, reserve, or modify the information.

With LegalKEY Records Management, law firms improve departmental efficiencies by accelerating the recording process and eliminating data integrity issues associated with manual records management practices.

AccuRoute's capability to capture, convert and route hardcopy documents in an electronic form makes it ideally suited for organizations with projects to comply with regulatory mandates for preserving records. With AccuRoute, any paper or electronic document can be easily routed to the LegalKEY system. AccuRoute's ability to convert documents to searchable PDFs turns paper documents into easily accessible, retrievable, searchable and manageable electronic records.

Patterson, Belknap, Webb & Tyler LLP, one of New York's most prestigious and successful law firms with 185 lawyers serving clients both nationally and internationally, is a full service firm with more than 25 practice groups in both commercial law and litigation. It is a longstanding LegalKEY customer, having implemented LegalKEY Records Management for complete management of all matter-related information and to improve the consistency, reliability, and accuracy of its records management program.

Patterson Belknap recently installed the integrated AccuRoute - LegalKEY solution enabling the firm to attach scanned documents to a precise record in LegalKEY using the AccuRoute client interface. The combined technologies allow the firm to better monitor and manage the flow of all work product, insuring security and compliance.

"Law firms are required to be increasingly vigilant in tracking documents that pass through the firm by establishing well-understood policies and supporting them with robust records management systems," said Frank LaSorsa, CRM, Records Manager at Patterson, Belknap, Webb & Tyler LLP. "The AccuRoute - LegalKEY integrated solution allows users to attach images of hardcopy documents to LegalKEY records, just as they can attach electronic documents to records. Now, when a user finds a record in the LegalKEY system they can also refer to the actual document itself that the record describes, without having to go through the process of requesting that the file with the document be retrieved from a physical document storage facility."

"The AccuRoute - LegalKEY integration is one tangible example of Omtool's strategy to provide law firms with a comprehensive solution for the capture and routing of hardcopy documents into the document management, records management and other information systems used in these organizations," said Thaddeus Bouchard, Chief Technology Officer of Omtool, Ltd. "AccuRoute allows firms to leverage their investments in these information systems, as well as the new breed of digital copiers and other networked devices capable of scanning to implement a universal system for managing all documents - hardcopy and electronic - throughout the full document lifecycle."

"We are very pleased to join forces with Omtool. The AccuRoute software combined with LegalKEY Records Management offers Hummingbird customers significant value-added capabilities, streamlining record retrieval time and decreasing physical storage space requirements," said Yuri Frayman, Vice President, Legal Vertical Solutions, Hummingbird Ltd. "We are committed to enhancing our existing end-to-end matter lifecycle management solutions by providing additional integration with leading legal software applications such as Omtool's AccuRoute software, to meet the practical needs of today's law firms."

About Omtool, Ltd.

Omtool provides enterprise document messaging applications that streamline workflows, reduce costs and ensure secure, confidential e-document exchange. Omtool accomplishes this by integrating with industry-leading e-mail messaging, enterprise resource and document management systems to add secure delivery and high volume fax functionality to a company's existing communication infrastructure. Because paper remains an integral part of many business processes, Omtool also provides technology that incorporates electronic delivery, security and billing functionality into industry-leading multifunction and scanning devices. Based in Salem, N.H., with an office in the United Kingdom, the company can be contacted at 800-886-7845 or www.omtool.com.

About LegalKEY(R) Practice Support Solutions

LegalKEY Practice Support Solutions were developed to improve the way that information flows and is utilized in law firms. The solutions are designed to complement a law firm's existing technologies and business practices, thereby enabling the firm to bill faster, mitigate risks, streamline processes, improve efficiency and become better organized.

The LegalKEY product suite includes Records Management(TM), Conflicts Management(TM), New Business Intake(TM) and Critical Dates Management(TM) - all fully integrated to enable consistent creation, use and maintenance of client/matter information. Additionally, the LegalKEY suite integrates with leading e-mail, imaging, time and billing, case management and document management systems including Hummingbird Enterprise(TM) DM.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Hummingbird's enterprise content management
(ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs over 1400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:

Dan Coombes                            Michele Stevenson
Director, Investor Relations           Senior Manager, Corporate Communications
Tel: 416- 496-2200 ext. 6359           Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com            michele.stevenson@hummingbird.com


Omtool Contact:
Patricia Finn
Director, Marketing
Tel: 603-898-8900, ext. 1486
pfinn@omtool.com

                                                                     Document 5

[GRAPHIC OMITTED]
Hummingbird(R)


        Hummingbird ConnectivityTM 2006 to Support New x64 Architecture Support to be delivered in the entire Hummingbird Connectivity(TM) 2006 product family including Exceed(R), NFS Maestro(TM) and HostExplorer(R)

Toronto - May 16, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of enterprise software solutions, today announced that Hummingbird ConnectivityTM 2006 will be supporting Microsoft(R) Windows(R) XP Professional x64 Edition and Microsoft(R) Windows ServerTM 2003 x64 Edition through its entire product family. To be released this summer, Hummingbird Connectivity 2006 will offer new enhancements and increased functionality, common with the Company's tradition of continued growth and advancement.

"With the convergence of x64 hardware and software, the industry is primed for 64-bit computing," said Brian Marr, senior product manager at Microsoft Corp. "We're pleased Hummingbird Connectivity 2006 will support Windows XP Professional x64 Edition as the pervasive shift to the x64 architecture is beginning to accelerate."

Backed with the richest feature set in the industry, Hummingbird Connectivity provides a single consolidated solution that allows organizations to securely integrate heterogeneous legacy infrastructures, such as UNIX(R) or Mainframe, with Windows-based desktops. With support for x64, Hummingbird Connectivity 2006 customers will experience faster, more efficient delivery of business critical applications, reducing costs, increasing productivity and improving the effectiveness of their overall business operations.

Hummingbird is the only vendor in this market segment to offer x64 support for its entire suite of connectivity software comprised of PC X Server, Terminal Emulation and PC-based Network File System (NFS) software.

"Hummingbird Connectivity is constantly evolving, not only from research and development, but also from valuable customer feedback, keeping us at the forefront of the IT industry," said Barry Litwin, president and CEO, Hummingbird Ltd. "The combination of Hummingbird Connectivity 2006 and x64 capabilities will provide an unmatched performance-enhanced architecture that will simplify system administration, optimize users' personal computing environments, and deliver ease-of-use."

x64 Benefits

The x64 architecture is based on 64-bit extensions to the industry-standard x86 instruction set. This architecture allows today's 32-bit applications to run natively on x64 enabling organizations to preserve their existing IT investment. Native 64-bit applications such as Hummingbird Exceed(R) 2006 will unleash the full power of the 64-bit architecture, which processes more data per clock cycle, allows greater access to memory, and speeds up numeric calculations.

Windows XP Professional x64 Edition and Windows Server 2003 x64 Edition are designed specifically to work with PCs equipped with CPUs such as AMD OpteronTM and AMD AthlonTM 64, as well as Intel(R) XeonTM with Intel(R) Extended Memory 64 Technology (EM64T) and Pentium(R) 4 with Intel(R) EM64T.

Key applications that benefit from the power and flexibility of x64 include:

o Financial and scientific modeling applications that work with large sets of data in memory;
o Large scale database and data warehouses that are used in areas such as CRM (customer relationship management), SCM (supply chain management), ERP (enterprise resource planning) and DRM (digital rights management);
o Mathematical performance and precision applications, including financial analysis, statistics, simulation, modeling, finite elements calculation, physics, compression;
o Digital content creation applications, such as, computer-aided design, manufacturing and engineering (CAD, CAM and CAE).

Availability: Hummingbird Connectivity 2006 will be available this summer.

About Hummingbird Connectivity(TM)

Hummingbird Connectivity is a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system. Hummingbird Connectivity seamlessly delivers enterprise mission critical data to the user desktop. Based on robust and recognized standards, every Hummingbird Connectivity product is designed to bridge the gap between legacy systems and enterprise users by delivering the quickest, easiest, and most secure single point of access to UNIX systems, Mainframes and AS/400s.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Hummingbird's enterprise content management
(ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs over 1400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

NOTE: Product or service names mentioned herein are the trademarks of their respective owners.


Hummingbird Contacts:

Dan Coombes                            Michele Stevenson
Director, Investor Relations           Manager, Corporate Communications
Tel: 416- 496-2200 ext. 6359           Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com            michele.stevenson@hummingbird.com

                                                                     Document 6

[GRAPHIC OMITTED]
Hummingbird(R)


                      Hummingbird Announces the Release of
                LegalKEY(R) Conflicts Management(TM) Version 4.0
  LegalKEY Practice Support Solution delivers unparalleled search capabilities and seamless integration with virtually all third-party systems to streamline the conflicts checking process

Toronto - May 17, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced the release of LegalKEY(R) Conflicts Management(TM) Version 4.0, an integral component of LegalKEY Practice Support Solutions. LegalKEY Conflicts Management provides law firms with the most powerful, efficient and flexible way to identify and avoid conflicts of interest, enabling firms to take on new business as quickly as possible while ensuring that only the right business is undertaken.

The latest version of LegalKEY Conflicts Management includes flexible search tools, unrivalled result filtering capabilities and enhanced features for seamless research against both custom and third-party databases. Firms can execute fast and efficient searches against current, accurate and comprehensive data to identify any potential conflicts and provide attorneys with succinct and relevant reports based on information indexed in real-time. The software streamlines the conflicts checking process to help improve productivity and profitability while protecting the firm's reputation and protecting against lost revenue resulting from taking on the wrong business.

"Ineffective conflicts checking processes can lead to serious consequences such as malpractice claims, lost business opportunities, and a jeopardized reputation," said Yuri Frayman, Vice President, Legal Vertical Solutions, Hummingbird Ltd. "LegalKEY Conflicts Management offers law firms peace of mind in knowing that the attorneys are getting the most complete and accurate information concerning each client matter the firm undertakes."

With LegalKEY Conflicts Management, conflicts searches can include Dun & Bradstreet(R), or a subset of the D&B database, or virtually any other third-party system, to help firms identify corporate linkages and business-to-business conflicts on potential and existing clients, regardless of industry. In addition, the latest version includes expanded corporate family tree capabilities that allow conflicts staff to search custom, firm-centric databases of the clients and businesses they represent, alongside the third-party databases, enabling faster conflicts searches and minimizing costs. The unique filtering capabilities for narrowing search results provide staff with unparalleled precision on even the most complex conflicts queries.

Furthermore, online integration with the U.S. Treasury Department's Office of Foreign Asset Control/Specially Designated Nationals (OFAC/SDN) list ensures compliance with the US Patriot Act and other regulatory legislation.

Seamless Integration with Existing Systems

LegalKEY Conflicts Management is seamlessly integrated with leading time and billing software, including Thomson Elite(R) and CMS OPEN(R); document management systems, including Hummingbird Enterprise(TM) DM; as well as other LegalKEY Practice Support solutions, including LegalKEY Critical Dates Management(TM).

o Integration with time and billing systems allows firms to replicate all new and updated information to the LegalKEY Practice Support system on a predetermined schedule or in real-time. It captures new matter numbers, client names, attorney names, addresses and other information, thereby ensuring the most up to date information possible for conducting conflicts searches and accelerating the new business intake process.

o Integration with document management solutions like Hummingbird Enterprise DM provides firms with the flexibility to manage the retention and future inclusion of paper documents in electronic format as well as being able to include the DM repository in conflicts of interest searches.

o Integration with the LegalKEY Critical Dates Management system reduces the frequently overlooked risks associated with additional parties being added to a matter after its inception, without the firm checking for any conflicts with the new parties. The integration fills this often neglected gap, and reduces data entry requirements by enabling conflicts users to use data entered by Docketing.

LegalKEY Conflicts Management Educational Seminar Series Launched

Beginning May 25th, Hummingbird Legal Vertical Solutions will host a series of complimentary seminars, to be held in various cities throughout North America, to demonstrate and discuss the innovative new features available in the latest version of LegalKEY Conflicts Management. For more information or to register for a seminar, please visit:
http://wwww.hummingbird.com/mailers/lkseminars.html

About LegalKEY(R) Practice Support Solutions

LegalKEY Practice Support Solutions were developed to improve the way that information flows and is utilized in law firms. The solutions are designed to complement a law firm's existing technologies and business practices, thereby enabling the firm to bill faster, mitigate risks, streamline processes, improve efficiency and become better organized.

The LegalKEY product suite includes Records Management(TM), Conflicts Management(TM), New Business Intake(TM) and Critical Dates Management(TM) - all fully integrated to enable consistent creation, use and maintenance of client/matter information. Additionally, the LegalKEY suite integrates with leading e-mail, imaging, time and billing, case management and document management systems including Hummingbird Enterprise(TM) DM.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Hummingbird's enterprise content management
(ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through its Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

For further information, please contact:

Dan Coombes                            Michele Stevenson
Director, Investor Relations           Senior Manager, Corporate Communications
Hummingbird Ltd.                       Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359           Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com            michele.stevenson@hummingbird.com

                                                                     Document 7

[GRAPHIC OMITTED]
Hummingbird(R)


                      Stephenson Harwood Makes the Move to
       Hummingbird Enterprise(TM) for Legal to Support Global Operations Secure and reliable enterprise content management platform improves knowledge sharing across the firm, enhancing client service

Toronto - May 24, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that Stephenson Harwood, an international commercial law firm with offices in five countries across Europe and Asia, has standardized on Hummingbird Enterprise(TM) for Legal to provide its fee-earners with a state-of-the-art integrated enterprise content management platform to collaboratively share work product and best practices and improve knowledge sharing across the firm.

As one of the early adopters of document management (DM) technology, Stephenson Harwood has been a Hummingbird customer for many years. However, after merging with another law firm in 2002, and discovering that they were deploying a competitive DM system, Stephenson Harwood conducted a full evaluation of the two systems, comparing the functionalities and stability of both platforms. Following extensive testing, Stephenson Harwood standardized the entire firm on Hummingbird Enterprise for Legal.

"The reaction from the legal staff has been tremendous," said Chris Petrie, IT Director, Stephenson Harwood. "I have received many compliments about the reliability and ease of use of the Hummingbird system."

Stephenson Harwood conducted intensive testing of Hummingbird Enterprise as part of a major internal pilot project. When the project was complete, the firm rolled out the Hummingbird system across 400 staff over six weeks. "The rollout went extremely smoothly and resulted in a stable environment with very happy users," said Petrie.

The firm has also deployed Hummingbird Enterprise Webtop to deliver portal applications to both internal users and clients. The Stephenson Harwood intranet provides fee-earners with client and matter-centric views of all documents and information to help them keep better track of all matters related to a client. Distributed team members can get the information they need from one source, irrespective of where they are located. In addition, the intranet enables legal staff to pull information from external applications such as Carpe Diem time/billing systems to ensure they always have the latest client information at their fingertips.

The client extranet offers the firm the ability to securely organize, manage and share all documents and communication pertaining to a particular matter, streamlining processes and increasing overall efficiencies that benefit its clients.

"We built our intranet and client extranet around the firm's requirement that our portals were `identity driven' so users would only see what they needed to see and had the rights to see," added Petrie.

"With Hummingbird Enterprise for Legal, attorneys and legal staff at Stephenson Harwood have immediate access to documents and information, when they need it, from any location, improving the quality of work and better servicing their global clients," said Yuri Frayman, Vice President, Legal Vertical Solutions, Hummingbird Ltd. "In addition, the stable and flexible enterprise content management platform will support future product requirements for the growing law firm, helping it to maintain a competitive edge in the marketplace."

About Stephenson Harwood

Stephenson Harwood is a leading international commercial law firm operating in five countries across Europe and Asia with offices in London, Paris, Piraeus, Singapore, the People's Republic of China [Hong Kong, Guangzhou, Shanghai] and associated offices in a number of other countries. Their business is focused on three key markets - the financial services market, the real estate market and the maritime services market. Together these three markets account for more than two thirds of their business with the financial services market being the most dominant one. For more information go to: http://www.shlegal.com

About Hummingbird Enterprise(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organisations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Hummingbird's enterprise content management
(ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organisations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through its Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Hummingbird Contacts:

Dan Coombes                            Michele Stevenson
Director, Investor Relations           Senior Manager, Corporate Communications
Tel: 416- 496-2200 ext. 6359           Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com            michele.stevenson@hummingbird.com

Hummingbird UK Contacts:

Andy Eden                              Sally Bellwood
UK Business Manager                    Marketing Manager
Hummingbird Legal Solutions Ltd.       Hummingbird Legal Solutions Ltd
Tel: 07919 333 396                     Tel: 07919 333 482
andy.eden@hummingbird.com              sally.bellwood@hummingbird.com

                                                                     Document 8


London Development Agency to Implement Hummingbird Enterprise(TM) to Ensure Compliance with FOI Act
            Hummingbird Enterprise to allow Agency to respond to all
                     FOI requests promptly and effectively

Toronto - May 25, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that the London Development Agency (LDA) has invested in Hummingbird Enterprise in order to manage all electronic and hard copy documents more effectively across the organization and ensure compliance with the Freedom of Information (FOI) Act.

Hummingbird Enterprise will streamline the storage, location and retrieval of information within the LDA, irrespective of the format in which documents are saved. Effective content and records management practices built on Hummingbird Enterprise will ensure that users have reliable and current information at their fingertips in order to respond to FOI requests. In turn, staff will be able to concentrate on their day-to-day roles and responsibilities rather than spending time on manual information retrieval.

Although compliance was a strong initial driver to procurement, the LDA is going to leverage the advanced document management, records management, knowledge management and workflow capabilities of Hummingbird Enterprise as part of their wider IT strategy. The leading enterprise content management suite will assist the LDA in its bid to be FOI-compliant by effectively managing the vast amounts of information created, used and stored by the organization and enabling it to deliver information requested under the Act within the 20-day timescale. The Act came into force on January 1, 2005.

"The LDA is responsible for preparing the Mayor's business plan for London. It is also heavily involved in flagship projects across the capital such as the new Wembley Stadium and the London 2012 Olympic bid. As such, the organization is required under the FOI Act to make information available to the public on request," said Linda Chandler, Head of Information Systems and Knowledge Management at the LDA. "Hummingbird Enterprise will enable us to promote openness and transparency across the organization, creating a highly collaborative working environment that ensures compliance with the Act and in responding to all requests promptly and effectively.

"Hummingbird Enterprise will also complement our existing IT systems and applications. The user interface is such that minimal additional staff training is required and the tools are intuitive in order to drive fast and easy adoption of the technology across the LDA," added Chandler.

"In today's increasingly litigious society it is imperative that organizations take the FOI Act seriously," said Tony Heywood, Senior Vice-President, EMEA, Hummingbird Ltd. "The London Development Agency clearly appreciates the role that technology plays in the battle to manage ever-increasing volumes of information and its proactive commitment to ensuring compliance whilst promoting a collaborative working environment is commendable."

About London Development Agency

The London Development Agency is the Mayor's agency for business and jobs. The LDA prepares the Mayor's business plan for London and mobilises the support and resources of hundreds of partner organisations to help build a thriving economy for London's people, businesses and communities. The LDA is dedicated to improving sustainability, health and equality of opportunity for Londoners. Halcrow is the LDA's lead consultant on works at both Wembley Stadium Station and Wembley Central Station, and commissioned Marks Barfield to advise on the design of the new footbridge.

About Hummingbird Enterprise(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Hummingbird's enterprise content management
(ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                            Michele Stevenson
Director, Investor Relations           Manager, Corporate Communications
Hummingbird Ltd.                       Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359            Tel: 416-496-2200 ext. 2623
dan.coombes@hummingbird.com            michele.stevenson@hummingbird.com

Hummingbird UK contact:

Lindsay McAloon or Laura Scott
Berkeley Public Relations
Tel: 0118 988 2992
Email: lindsay.mcaloon@berkeleypr.co.uk

                                                                     Document 9

[GRAPHIC OMITTED]
Hummingbird(R)


        Leading Hong Kong based Law Firm Johnson Stokes & Master Select Hummingbird Enterprise(TM) for End-to-End Matter Lifecycle Management
    Hummingbird provides fee-earners with products that work the way they do enabling law firms to better serve their clients and attain a competitive edge in the legal marketplace

Toronto - May 30, 2005 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that Asian law firm Johnson Stokes & Master has selected Hummingbird Enterprise(TM) for Legal to provide the firm's 750 lawyers and legal staff with an advanced content and knowledge management platform for end-to-end matter lifecycle management. The Hummingbird legal solution will enable the firm to leverage its intellectual assets and collective expertise by offering legal teams an easy way to store, manage and share content and information amongst practice areas and with clients.

Hummingbird Enterprise for Legal offers law firms an advanced platform for end-to-end lifecycle management, designed to let attorneys work the way they want to work. Hummingbird Enterprise offers an advanced document management and knowledge discovery platform that provides firms with a robust content repository from which fee-earners can easily access and share firm content and internal documents including e-mail and attachments, all accessible and manageable from a matter-centric view.

"We reviewed the leading document management vendors in the legal market. We chose Hummingbird because they offered the best overall solution. The winning features for us were a unified view for lawyers of all matter related data, strong local support, compatibility with Chinese language, knowledge management and total cost of ownership," said David Ellis, Partner and Director of Operations at Johnson Stokes & Master. "Their all-in-one package, combining major document management module functions and the addition of knowledge management capabilities, illustrates that Hummingbird has listened to the legal industry.

"Our law firm was looking for a document management system that could integrate our need to manage electronic documents, e-mails and scanned images, and give our lawyers a single, matter-focused interface to access all client information," continued Ellis. "We feel that Hummingbird Enterprise for Legal provides a solid foundation today and an excellent suite of products that allows us to grow as our needs change in the future."

Mr. Benjamin Tse, Director of Active e-Solution who is currently implementing the Hummingbird Enterprise solution said, "With seven years of implementation experience on Hummingbird products, our expertise and professional services are critical and essential to the success of the implementation. In addition, our added-value customization will facilitate the e-mail management flow to fit Johnson Stokes & Master's requirements."

"Hummingbird understands the technology challenges faced by law firms in today's highly competitive marketplace and provides its legal clients with the most cost effective, end-to-end matter lifecycle management solution available," said Yuri Frayman, Vice President, Legal Vertical Solutions, Hummingbird Ltd. "With Hummingbird Enterprise for Legal, our customers have best-in-class usability and unmatched scalability to improve organizational efficiencies and enhance client servicing."

About Johnson Stokes & Master

Johnson Stokes & Master (JSM) is the largest law firm in Hong Kong and a leading commercial law practice in Asia. With offices in Hong Kong, Mainland China (Beijing and Shanghai), Thailand (Bangkok) and Vietnam (Hanoi and Ho Chi Minh City), JSM has a multi-national team of over 750 staff, including more than 230 lawyers who are qualified in local and international jurisdictions. For more information, please visit: http://www.jsm.com

About Active e-Solution

Active e-Solution Limited ("ACTIVE"), the Architect of e-Strategies to provide Business Process and Office Automation Solutions, helps companies design, develop and implement the most innovative e-Strategies to meet the highly competitive business environment. ACTIVE specializes in the areas of Business Process Management/Workflow, Enterprise Content and Document Management, Customer Relationship Management, Enterprise Fax Server, IVRS, Call Centre and System Monitoring & Diagnostics. For more information, please visit http://www.active.com.hk.

About Hummingbird Enterprise(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Hummingbird's enterprise content management
(ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

For further information, please contact:

Dan Coombes                            Michele Stevenson
Director, Investor Relations           Senior Manager, Corporate Communications
Tel: 416-496-2200 ext. 6359            Tel: 416-496-2200 ext. 2623
dan.coombes@hummingbird.com            michele.stevenson@hummingbird.com

Hummingbird Asian Contact:

Gorur Raghuram
Marketing & Alliance Manager, Enterprise Solutions
Hummingbird Asia Pte Ltd
Mobile (65) 63248426
Gorur.raghuram@hummingbird.com

                                                                    Document 10

[GRAPHIC OMITTED]
Hummingbird(R)


                    Drinker Biddle Improves Information Flow
                  with LegalKEY(R) Practice Support Solutions
    Integrated records management and conflicts management solutions enable real-time access to records across dispersed repositories, streamlining processes and reducing risk

Toronto - May 31, 2005 - Hummingbird Ltd. (TSX: "HUM" and NASDAQ: "HUMC"), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that Drinker Biddle & Reath LLP, one of the leading national law firms in the U.S., has successfully implemented LegalKEY(R) Practice Support Solutions to streamline its records and conflicts management systems.

Established in 1849, Drinker Biddle & Reath LLP is a full-service national law firm that has grown to over 450 attorneys in 10 offices across the country and sees further growth on the horizon. As a result of several mergers, Drinker Biddle had a decentralized records management regime, using several legacy systems in various offices. In addition, the firm's time and billing system, although excellent for accounting purposes, did not provide the features and functionality required for long-term records and conflicts checking needs.

"We needed to move to one up-to-date system that could handle everything," said Nick Rodia, Manager of Client Intake at Drinker Biddle. "With clients being served by teams of lawyers based in different offices, you have to be able to share information effectively."

In order to meet its current and future requirements, Drinker Biddle needed to implement a uniform records management process across all 10 offices. At the same time, the firm wanted more comprehensive conflicts searching capabilities that would deliver conflicts reports that were easier for attorneys to read and assess. The conversion to the LegalKEY Practice Support Solutions combined all the competing records sources into a single database, allowing the firm to work as one entity with a synchronized, firm-wide records management, retention policy and conflicts management system.

It was also imperative that Drinker Biddle have a solution that integrated with its existing third-party systems. LegalKEY works seamlessly with the firm's key business tools including Thomson Elite(R) accounting system and Dun & Bradstreet(R), and offers online integration with the U.S. Treasury Department's Office of Foreign Asset Control/Specially Designated Nationals list (OFAC/SDN) to ensure compliance with the US Patriot Act and other regulatory legislation.

When considering a solution, two things about Hummingbird stood out - its focus on the specific requirements of law firms and the stellar conflicts management capabilities of LegalKEY. "We had the sense that the Hummingbird team really listened to requests coming from customers," said Mary Hamm, National Records Manager at Drinker Biddle. "They kept the product evolving along with its market and we knew that our requests would be acted on quickly instead of postponing developments."

Since implementing LegalKEY Practice Support, records staff at Drinker Biddle have become more efficient in their work. More options are available to them for organizing records, matters, files, and other elements. For example, the firm uses LegalKEY Records Management(TM) to create virtual case rooms where folders and correspondence related to a case can be easily accessed. Producing highly-tailored reports through LegalKEY Records Management is also simplified. In the past, users had to go through cumbersome methods to produce reports. Now they have a unified view of their records and are able to generate reports to match.

The conflicts management component to the solution has also been vital to the firm. LegalKEY Conflicts Management(TM) allows Drinker Biddle to capture information about new clients, matters and parties, and provides access to detailed information when new business is searched for conflicts. Other core benefits are the flexibility and real-time indexing of information enabling support staff to provide attorneys with a more thorough, easy-to-understand conflicts report, quickly and accurately. It also eliminates the build-up of redundant party information via the Standard Party Cleanup utility - records are searched for variations of party names and amalgamated into one standard party.

As an added benefit, all information found in the LegalKEY Records Management and Conflicts Management components can be accessed, not only through the Attorney Desktop interface, but also via Microsoft Outlook.

"The value that LegalKEY Practice Support Solutions offer our customers is unsurpassed," said Yuri Frayman, Vice President, Legal Vertical Solutions, Hummingbird Ltd. "With the robust functionality of records and conflicts management, Drinker Biddle now has the flexibility to operate with ease and efficiency, providing optimum value to its lawyers and clients."

About Drinker Biddle & Reath LLP

Drinker Biddle & Reath LLP is a full-service national law firm, with more than 450 lawyers, committed to solving complex legal problems for businesses and other clients. Established in 1849, the firm has offices in Philadelphia, Washington, DC, New York, Chicago, Los Angeles, San Francisco, Florham Park and Princeton, NJ, Berwyn, PA, and Wilmington, DE. For further information, please visit our Website at www.drinkerbiddle.com.

About LegalKEY(R) Practice Support Solutions

LegalKEY Practice Support solutions were developed to improve the way that information flows and is utilized in law firms. The solutions are designed to complement a law firm's existing technologies and business practices, thereby enabling the firm to bill faster, mitigate risks, streamline processes, improve efficiency and become better organized.

The LegalKEY Practice Support suite includes Records Management(TM), Conflicts Management(TM), New Business Intake(TM) and Critical Dates Management(TM) - all fully integrated to enable consistent creation, use and maintenance of client/matter information. Additionally, the LegalKEY suite integrates with leading e-mail, imaging, time and billing, case management and document management systems including Hummingbird Enterprise(TM).

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Hummingbird's enterprise content management
(ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Hummingbird Contacts:

Dan Coombes                            Michele Stevenson
Director, Investor Relations           Senior Manager, Corporate Communications
Tel: 416- 496-2200 ext. 6359           Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com            michele.stevenson@hummingbird.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Hummingbird Ltd.
                                       ----------------------------------------
                                                    (Registrant)



Date:     June 1, 2005                 By:  /s/  Inder Duggal
          ------------------------          -----------------------------------
                                                       (Signature)
                                            Inder P.S. Duggal
                                            Chief Financial Officer and
                                            Chief Controller